CITYZENITH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT

For the Years Ended December 31, 2020 and 2019

CITYZENITH HOLDINGS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

April 6, 2021

To: Board of Directors, CITYZENITH HOLDINGS INC.
Attn: Michael Jansen
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of CITYZENITH HOLDINGS INC. and subsidiaries (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

April 6, 2021

Cityzenith Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2020 and 2019

	2020	2019
Assets		
Current Assets:		
Cash and cash equivalents	$ 86,144	$ 483,321
Other current assets	244,530	70,191
Total Current Assets	330,674	553,512
Property and equipment, net	705,695	226,150
Other assets	2,432	2,432
Total Assets	$ 1,038,801	$ 782,094
Liabilities and Stockholders' Deficit		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 60,240	$ 38,325
Accrued expenses	35,972	7,306
Accrued interest	53,373	39,502
Accrued payroll	11,417	-
Convertible notes	2,304,000	2,304,000
Notes payable-CrowdSafe	1,069,992	1,112,206
Notes payable-SBA	87,372	-
Other current liabilities	7,187	-
Total Current Liabilities	3,629,553	3,501,339
Long-Term Liabilities:		
Notes payable-SBA	52,423	-
Total Long-Term Liabilities	52,423	-
Total Liabilities	3,681,976	3,501,339
Stockholders' Equity (Deficit):		
Common Stock, 30,000,000 shares authorized, and 15,593,497, 10,944,371 shares issued, as of December 31, 2020 and December 30, 2019 respectively	12,181,213	10,944,371
Preferred Stock, 5,000,000 shares authorized, and 618,008 shares issued	1,000,000	575,000
Retained earnings (deficit)	(15,824,388)	(14,238,616)
Total Stockholders' Equity (deficit)	(2,643,175)	(2,719,245)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,038,801	$ 782,094

See accompanying Auditor's Report
The accompanying Notes are integral to the financial statements.

Cityzenith Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenues:	$ 5,000	$ 152,018
Total Revenues	5,000	152,018
Operating expenses:		
Advertising and promotional	98,628	14,771
Auto expense	12,189	11,560
Bank charges	106,956	25,696
Cleaning	6,007	2,670
Commission expense	-	75,180
Conferences	2,500	1,474
Entertainment	1,530	-
Fundraising	3,000	5,000
General and administrative expense	572	2,097
Health insurance	43,301	63,931
Insurance expense	8,118	15,140
Interest expense	16,435	34,999
Legal and professional fees	237,423	116,550
Marketing	74,575	4,886
Meals	14,757	16,023
Medical expense	5,768	4,320
Moving expense	5,213	-
Office expense	5,826	992
Payroll Fees	819	1,435
Payroll salaries and wages	577,221	653,778
Payroll taxes	34,468	46,735
Postage and delivery	648	638
Recruiting	11,047	2,094
Rent expense	34,542	19,758
Software expense	5,003	8,534
Software subscriptions	85,481	79,714
Subscriptions and membership fees	900	6,991
Taxes and licenses	1,225	300
Telephone expense	4,165	2,621
Travel expense	22,754	92,515
Utilities	2,643	160
Depreciation expense	178,377	134,124
Total operating expenses	1,602,091	1,444,686
Other income:		
Economic injury disaster loan grant	10,000	-
Interest income	1,319	603
Total other income	11,319	603
Net loss	$ (1,585,772)	$ (1,292,065)

See accompanying Auditor’s Report

The accompanying Notes are integral to the financial statements.

Cityzenith Holdings, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2020 and 2019

	Common Stock	Preferred Stock	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance as of January 1, 2019	$ 10,392,262	$ 525,000	$ (12,946,551)	$ (2,029,289)
Issuance of common stock	552,109	-	-	552,109
Issuance of preferred stock	-	50,000	-	50,000
Net loss	-	-	(1,292,065)	(1,292,065)
Balance as of December 31, 2019	$ 10,944,371	$ 575,000	$ (14,238,616)	$ (2,719,245)
Issuance of common stock	1,661,842	-	-	1,661,842
Reclassification of stock class	(425,000)	425,000	-	-
Net loss	-	-	(1,585,772)	(1,585,772)
Balance as of December 31, 2020	$ 12,181,213	$ 1,000,000	$ (15,824,388)	$ (2,643,175)

See accompanying Auditor’s Report
The accompanying Notes are integral to the financial statements.

Cityzenith Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (1,585,772)	$ (1,292,065)
Adjustments to reconcile net loss to net cash provided (used) in operating activities:		
Economic injury disaster loan grant	(10,000)	-
Depreciation Expense	178,377	134,124
Net (increase) decrease in operating assets:		
Accounts receivable	-	71,567
Other current assets	(174,339)	(59,479)
Net increase (decrease) in operating liabilities:		
Accounts payable	21,915	5,245
Accrued expense	28,666	(37,745)
Accrued payroll	11,417	(11,667)
Accrued interest	13,871	29,158
Other current liabilities	7,187	-
Net cash used in operating activities	(1,508,678)	(1,160,862)
Cash flows used by investing activities:		
Purchase of property and equipment	(657,922)	(214,500)
Net cash used by investing activities	(657,922)	(214,500)
Cash flows provided by financing activities:		
Repayment of other notes payable-CrowdSafe	(75,000)	-
Proceeds from notes payable-CrowdSafe	32,786	1,112,206
Proceeds from notes payable-SBA	139,795	-
Economic injury disaster loan grant	10,000	-
Issuance of common stock	1,661,842	552,109
Issuance of preferred stock	-	50,000
Net cash provided by financing activities	1,769,423	1,714,315
Net (decrease) increase in cash	(397,177)	338,953
Cash and cash equivalents at beginning of period	483,321	144,368
Cash and cash equivalents at end of period	$ 86,144	$ 483,321
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See accompanying Auditor's Report
The accompanying Notes are integral to the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Cityzenith Holdings, Inc. and its subsidiaries (which may be referred to as the "Company," "we," " us," or "our") was formed April 23, 2009 ("inception") Cityzenith's Smart World Pro platform provides an end-to-end, "from design-to-demolition" digital twin solutions where features of the platform allow user to conduct natural-language searches through project data, run AI- and machine learning-driven ROI analyses on-the-fly.

Since inception, the Company has relied on advances from founders, short-term loans and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2020, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowd funding campaign (see Note 11), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These consolidated financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Chicago, Illinois, has offices in London, United Kingdom and Delhi, India. The Company began operations in 2009.

Company formed a subsidiary in India called Cityzenith India Private Limited. It was incorporated on October 7, 2020, and supports global efforts as a software engineering regional hub and in the future, a regional marketing office.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation

The consolidated financial statements include the financial statements of Cityzenith Holdings, Inc., the 100% owned subsidiary Cityzenith, LLC, and the 99.99% owned subsidiary Cityzenith India Private Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking accounts.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, and 2019, the Company had no accounts receivables.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. The depreciation expense for the years ended December 31, 2020 and 2019 was $178,377 and $134,124, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2020. The Company's property and equipment activity consisted of the following:

For the years ended December 31,	2020	2019
Beginning balance, net	$ 226,150	$ 145,774
Additions of long-lived technology assets	657,922	214,500
Less: current year depreciation	(178,377)	(134,124)
Less: asset impairment	-	-
Ending balance, net	$ 705,695	$ 226,150

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The updated standard for nonpublic entities was originally effective after December 15, 2018 and the Company has adopted the new standard. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

The updated standard replaces most existing revenue recognition guidance under U.S. GAAP when it became effective. As the Company recognizes revenue as part of a subscription-based software product, the Company records revenue in accordance with Accounting Standard Codification ("ASC") 606.

In accordance with the adoption of this new accounting standard and ASC 606, the Company realized nearly 100 percent of the revenue from its Smart World Pro subscription product, which is an annual software subscription revenue model. The customer contracts are generally prepaid, so the Company does not anticipate material impairment to customer contract value. The Company ratably records revenue over the period in which customers have prepaid as that is when the Company considers the satisfaction of its performance obligations under the customer contract to make the software service available to the customer. The prepaid subscription proceeds are not generally refundable.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share

In accordance with ASC 260-10-50, the Company presents basic loss per share numbers by dividing the loss for the periods, $(1,585,772) and $(1,292,065) for the years ended December 31, 2020 and 2019, respectively, over the number of common shares outstanding at the end of the period, 15,593,497 and 10,944,371 as of December 31, 2020 and 2019, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 - INCOME TAX PROVISION AND DEFERRED TAXES

The Company has no income tax provision for the years ended December 31, 2020 or 2019. The Company has had no taxable income for the period from inception through December 31, 2020 The Company has cumulative net operating loss carryforwards which are available to reduce taxable income in future periods and would result in deferred tax assets. Accounting principles

generally accepted in the United States of America require a valuation allowance against deferred tax assets if some or all of the deferred tax assets will not be realized. Management has determined that there is not sufficient objectively verifiable evidence of future taxable income to utilize the loss carryforward, there for a valuation allowance has been established and no deferred taxes or income tax provision have been presented.

The Company's tax returns are subject to possible examination by taxing authorities. For federal income tax purposes, the income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the respective filing deadline.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is currently involved in an Illinois Department of Labor wage claim pertaining to the termination of a former employee and a contract dispute with a vendor. The Company maintains that it is likely to prevail should such cases proceed to trial or arbitration. However, the Company may, if advisable, reach a settlement agreement in one or both instances of dispute. The likelihood of settlement is not yet estimable, therefore no accrual has been recorded by the Company.

NOTE 5 – CONVERTIBLE NOTES

As of December 31, 2020 and 2019, the Company had a principal balance of $2,304,000 on convertible notes each year. The notes generally mature within twelve months after issuance and accrue interest at various rates of interest depending on the specific note. Notes which have reached maturity have been extended. Some of the notes have automatic conversion features at specified levels of successful equity offerings while other notes have optional conversion features upon predetermined events. Many of the notes also contain automatic conversion or redemption benefits after any change in control transactions.

NOTE 6 - NOTES PAYABLE-CROWDSAFE

During 2019, the Company participated in a crowdfunding campaign whereby they issued Simple Agreements for Future Equity instruments (the "CrowdSafe") for just less than $1,070,000 before expenses. The offering closed in January 2020, The CrowdSafe Instruments provide that upon a subsequent equity financing of $1,000,000 or more, the Company may, in its discretion, (1) continue the term of the CrowdSafe without converting the purchase amount to capital stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the capital stock (whether Preferred Stock or another classes issued by the Company) sold in the equity financing. This would require the authorization and designation of the CF Shadow Series class. The number of shares of the CF Shadow Series issued to the CrowdSafe holders would equal the quotient obtained by dividing (x) the amount of CrowdSafe by (y) the conversion price which is the price

paid for the equity issued in the equity financing discounted by 20%, subject to a valuation cap of $12,000,000 or $20,000,000 (depending upon when such securities were purchased).

NOTE 7 - NOTES PAYABLE-SBA – GOVERNMENT ASSISTANCE

In April and May 2020, the Company received Covid-19 Economic relief from the Small Business Administration (SBA). This relief consisted of a $10,000 EIDL (Economic Injury Disaster Loan) grant and loan proceeds of $139,795 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act), provides for loans to qualifying businesses. The Company is applying for 100% forgiveness of the loan and accrued interest from the SBA in 2021 based on the criteria established under the CARES Act and forgiveness guidelines. Repayment terms begin in August 2021 on any unforgiven portion. As of December 31, 2020, the Company had a current liability of $87,372 and a long-term liability of $52,423. The loan matures in April 2022. The emergency grant of $10,000 under the EIDL program is reported as other income on the statement of operations.

NOTE 8 - STOCKHOLDERS' EQUITY

During the years ended December 31, 2020 and 2019, the Company issued common stock in the amounts of $1,661,842 and $552,109, respectively. During 2019, the Company also issued preferred stock of $50,000. The Series A Preferred Stock are convertible at any time by the holder into shares of Common Stock at a conversion price of $1.6181. As a correction, $425,000 was reclassified from common to preferred stock during 2020.

NOTE 9 -RISKS AND UNCERTAINTIES

Limited Operating History

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and globally. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern See Note 1 and Note 10 for additional information.

Coronavirus Pandemic

As has been widely reported, the emergence of a novel coronavirus (SARS-CoV-2) and a related respiratory disease (COVID-19) in China resulted in the spread to additional countries throughout the world, including the United States, leading to a global pandemic.

The COVID-19 pandemic has led to severe disruptions and volatility in the global supply chain, market and economies, and those disruptions have since intensified and will likely continue for

some time. Concern about the potential effects of COVID-19 and the effectiveness of measures being put in place by global governmental bodies at various levels as well as by private enterprises (such as workplaces, trade groups, amateur and professional sports leagues and conferences, places of worship, schools and retail establishments, among others) to contain or mitigate the spread of COVID-19 have adversely affected economic conditions and markets globally, and have led to significant, sustained and unprecedented volatility in the financial markets. Measures implemented in the United States to limit the spread of COVID-19, such as quarantines, event cancellations and social distancing, will significantly limit economic activity. There can be no assurance that such measures or other additional measures implemented from time to time will be successful in limiting the spread of the virus and what effect those measures will have on the economy generally or on the Company.

There can be no assurance that any measures undertaken by the federal government, or by state or local governments, will be effective to mitigate the negative near-term and potentially longer-term impact of the COVID-19 pandemic on employment, real estate development, construction and the global economy more generally.

Many businesses have moved to a remote working environment, temporarily suspended operations, laid-off or furloughed a significant percentage of their workforce or shut down completely. Other businesses have transitioned or may in the future transition all or a substantial portion of their operations to remote working environments (as a result of state or local requirements or otherwise in response to the COVID-19 pandemic). Although the Company had already implemented a remote work environment, there is no assurance that the continued remote working environment will not have a material adverse impact on the Company or its customers, which may adversely impact the Company and its operations.

NOTE 10 - GOING CONCERN

The Company began operation in 2009 and incurred a loss for the period from inception through December 31, 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 - SUBSEQUENT EVENTS

Continuance of Regulation A+ Offering

The Company continues to offer securities in an offering exempt from SEC registration under Regulation A+ ("Reg A+ Offering"). The Company intends to issue up to 21,304,348 shares of common stock for a range in price varying from $.575 to $ 1.50 per share. The Company continues to engage with Rialto Markets LLC to facilitate the Reg A+ Offering. Rialto Markets LLC and other advisors will be compensated under customary terms for their work in conjunction with a successful securities offering.

Notes Payable - SBA

In February 2021, the Company received Covid-19 Economic relief from the Small Business Administration (SBA). This relief consisted of loan proceeds of $92,842 under the Paycheck Protection Program (PPP). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES" Act), provides for loans to qualifying businesses. Contingent upon further SBA guidelines, the loan and accrued interest may be forgiven if the Company qualifies under the criteria of the CARES Act and adherence to future forgiveness guidelines.

Management's Evaluation

Management has evaluated subsequent events through April 6, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements.